[GRAPHIC OMITTED:   The photographs from  three previous  Hudson  River / Cohoes advertisements in favor of the merger; from left to right, the "All Aboard?" ad, the "Win, Place, or Show?" ad and the "Full Bag, Empty Bag" ad.]

                       Why You SHOULD Vote FOR our Merger!

Dear valued shareholder:

We've published several ads to outline, as clearly as possible, why it's in your best financial interest to vote FOR our merger. Because some of you may be voting over the next few days, we want to summarize key points from our ads to make sure you make the right decision.

         o We are combining forces to create a strong franchise with great potential for growth, INCREASED EARNINGS AND INCREASED SHAREHOLDER VALUE FAR GREATER THAN TRUSTCO'S OFFER.

         o Cohoes-Hudson River will have the capital and the earnings to continue stock repurchases, increase cash dividends, AND CREATE TREMENDOUS VALUE FOR ALL SHAREHOLDERS.

         o TrustCo is trying to scuttle our merger and convince you to sell to them through an offer which is LOADED WITH CONDITIONS, SOME OF WHICH CAN NOT BE MET.

         o They would pay for YOUR STOCK with shares of their OVERvalued stock.

         o TrustCo stock has declined over 15% since December 31,1998 and is still selling at nearly 400% of "book value". WE BELIEVE TRUSTCO STOCK HAS SIGNIFICANT DOWNSIDE RISK. TrustCo's pro forma earnings would decrease by 14% according to its prospectus, WHICH COULD ALSO CAUSE THEIR STOCK PRICE TO DECLINE.

         o If you have a strategy of selling your TrustCo shares after you get them, keep in mind that many others may have the same strategy. THE SELLING PRESSURE OF MANY SHAREHOLDERS DUMPING THEIR TRUSTCO SHARES ALL AT ONCE WILL, WE THINK, SIGNIFICANTLY REDUCE THE VALUE OF THOSE SHARES.

--------------------------------------------------------------------------------
|          Here's how to handle the mail you've been receiving asking          |
|                         you to vote on our merger:                           |
|                                                                              |
|    1.    Vote FOR our merger on our WHITE proxy card.                        |
|                                                                              |
|    2.    Throw away any gold, green, or blue proxy cards you receive.        |
--------------------------------------------------------------------------------

We urge everyone to become as informed as possible about the FACTS. Please call us if you would like more information.

Yours truly,

 /s/ Harry L. Robinson                    /s/ Carl A. Florio
----------------------------------       ---------------------------------
Harry L. Robinson, President & CEO       Carl A. Florio, President & CEO
(518) 233-6565                           (518) 828-4600

[LOGO OF COHOES BANCORP, INC.]           [LOGO OF HUDSON RIVER BANCORP, INC.]

         This letter may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company(1)s actual results and experience to differ materially from the anticipated results or expectations expressed in the forward-looking statements.

         The  risks  and   uncertainties   that  may  affect   the   operations,
performance, development, growth projections and results of the combined company(1)s business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

         We do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

         Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the United States Securities and Exchange Commission which includes the joint merger proxy statement/prospectus already sent to you. In addition, Hudson River and Cohoes each intend to file a Solicitation/Recommendation statement with the United States Securities and Exchange Commission in response to the Tender Offer Statement to be filed by TrustCo Bank Corp NY or, in the case of Cohoes, Ambanc Holding Co., Inc. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are currently able to obtain the Form S-4 Registration Statement and will be able to obtain the Solicitation/Recommendation Statement of each company when filed, free of charge at the SEC(1)s website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500. Documents filed with the SEC by Hudson River are available free of charge from the Secretary of Hudson River at One Hudson City Centre, Hudson, New York 12534, telephone (518) 828-4600.

         Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC(1)S WEBSITE FROM THE S-4 REGISTRATION STATEMENT FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000, as amended.